50 9-6-02



SECURITIES AND EXCHANGE COMMISSION

02007941

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-52637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Hill Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West Evergreen Avenue
(No. and Street)

Philadelphia	PA	19118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Grant (215) 247-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name — if individual, state last, first, middle name)

660 American Avenue, Suite 101	King of Prussia	PA	19406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan A. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Hill Capital, Inc. as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


SHONA L. WEIR
COMM. #1289253
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Expires January 30, 2005

Signature

Managing Partner

Title

Notary Public

SUBSCRIBED & SWORN TO ME, SHONA L. WEIR, NOTARY PUBLIC, STATE OF CALIFORNIA COUNTY OF SONOMA, AUGUST 28, 2002.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUE HILL CAPITAL, INC.

YEARS ENDED JUNE 30, 2002 AND 2001

BLUE HILL CAPITAL, INC.
YEARS ENDED JUNE 30, 2002 AND 2001

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Blue Hill Capital, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of Blue Hill Capital, Inc. as of June 30, 2002 and 2001 and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Hill Capital, Inc. as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended June 30, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn, P.C.

August 9, 2002

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BLUE HILL CAPITAL, INC.
BALANCE SHEETS
JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 22,145	$ 18,613
Accounts receivable, net of allowance for doubtful accounts of $30,584 in 2002	100,000	80,933
Prepaid expenses	3,558	3,105
Total current assets	125,703	102,651
Property and equipment:		
Computer equipment	35,538	35,538
Computer software	12,184	12,184
Furniture and fixtures	17,264	16,721
Leasehold improvements	5,105	5,105
	70,091	69,548
Less accumulated depreciation and amortization	30,283	16,014
	39,808	53,534
Goodwill and other intangible assets, net of accumulated amortization of $61,107 in 2002 and $39,540 in 2001	89,863	111,430
	$ 255,374	$ 267,615

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 6,418	$ 15,653
Accrued payroll taxes and benefits	2,083	2,579
Total current liabilities	8,501	18,232
Shareholder's equity:		
Common stock, $1 par; authorized 1,000 shares; issued and outstanding 100 shares	100	100
Additional paid-in capital	683,774	683,774
Deficit	(437,001)	(434,491)
	246,873	249,383
	$ 255,374	$ 267,615

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Revenues:		
Consulting	$ 467,129	$ 459,500
Administrative	50,280	58,166
Reimbursable business expenses	16,305	94,900
	533,714	612,566
Expenses:		
Payroll, payroll taxes and benefits	296,582	239,483
Office rent	48,330	55,830
Depreciation and amortization	35,836	32,723
Bad debts	31,110	
Other	28,664	42,636
Business development	21,470	12,413
Computer	17,105	7,921
Reimbursable business expenses	16,305	94,900
Telephone	15,302	19,115
Supplies and materials	10,050	15,183
Management fee	7,985	43,505
Consulting	4,000	32,354
NASD compliance	2,640	8,382
Taxes	565	200
Legal	280	6,486
Corporate travel		178
	536,224	611,309
Net income (loss)	$ (2,510)	$ 1,257

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED JUNE 30, 2002 AND 2001

	Common stock		Additional paid-in capital	Deficit	Total
	Shares	Amount			
Balance, July 1, 2000	100	$ 100	$ 656,774	$ (435,748)	$ 221,126
Capital contributions			27,000		27,000
Net income				1,257	1,257
Balance, June 30, 2001	100	100	683,774	(434,491)	249,383
Net loss				(2,510)	(2,510)
Balance, June 30, 2002	100	$ 100	$ 683,774	$ (437,001)	$ 246,873

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (2,510)	$ 1,257
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	35,836	32,723
Increase in allowance for doubtful accounts	30,584	
Change in operating assets and liabilities:		
Increase in accounts receivable	(49,651)	(23,866)
(Increase) decrease in prepaid expenses	(453)	1,300
Decrease in accounts payable	(9,235)	(17,389)
Decrease in accrued payroll taxes and benefits	(496)	(10,904)
Net cash provided by (used in) operating activities	4,075	(16,879)
Net cash used in investing activities, purchases of property and equipment	(543)	(20,670)
Net cash provided by financing activities, capital contributions	- 0 -	27,000
Net increase (decrease) in cash	3,532	(10,549)
Cash, beginning	18,613	29,162
Cash, ending	$ 22,145	$ 18,613

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies:

Nature of business:

Blue Hill Capital, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania. The Company provides consulting and development services to start-up companies in the environmental technology field. On August 18, 2000, the Company changed its name from Impax Capital, Inc. to Entegrity Capital Group, Inc. On December 7, 2001, the Company changed its name from Entegrity Capital Group, Inc. to Blue Hill Capital, Inc.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for doubtful accounts:

It is the Company's policy to provide an allowance for doubtful accounts on its accounts receivable when necessary.

Property and equipment:

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; renewals and betterments in excess of $500 are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Goodwill and other intangible assets:

Goodwill and other intangible assets, consisting of a database, paper and electronic files, computer models and documents, are amortized over their estimated useful life, which is seven years.

Revenue recognition:

Revenues are recognized as services are performed.

1. Summary of significant accounting policies (continued):

Income taxes:

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The types of differences relate primarily to net operating loss carryforwards, depreciation and amortization.

Reclassification, reimbursable business expenses:

In 2002, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." EITF Issue No. 01-14 requires that reimbursements received for out-of-pocket expenses be characterized as revenue in the statement of operations. In accordance with EITF Issue No. 01-14, the 2001 financial statements have been reclassified to conform with the current year presentation.

New accounting pronouncement:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets." SFAS 142 establishes new standards of accounting and reporting for goodwill and other intangible assets. SFAS 142 requires companies to amortize intangible assets, other than goodwill, over their estimated useful lives. Goodwill will no longer be subject to amortization. However, the Company will be required to annually test goodwill for impairment based on the fair value of the reporting unit which gave rise to the goodwill. The Company is currently evaluating the impact the adoption of SFAS 142 will have on its financial position, results of operations and cash flows. The Company is required to adopt SFAS on July 1, 2002.

2. Going concern:

The Company has incurred a significant cumulative loss since inception. The ultimate success of the Company is contingent on its earning success fees from the placement of equity and the closing of certain funds. In addition, since August 18, 2000, any shortfalls in working capital have been funded by the Company's shareholder through capital contributions.

Management believes that the Company's shareholder has sufficient net worth and the ability and willingness to fund any working capital deficiency. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Pension plan:

The Company maintains a 401(k) plan covering all employees over the age of twenty-one who have completed one month of service. The Company matches employee contributions dollar-for-dollar up to five percent of the employee's compensation. The Company may make additional contributions at its discretion. Expense under this plan was $12,215 in 2002 and $5,546 in 2001.

4. Commitments and related party transactions:

Leasing arrangements:

The Company rented office space at $3,000 per month on a month-to-month basis from an unrelated party through January 31, 2001. On February 1, 2001, the Company entered into a month-to-month leasing arrangement with the shareholder of the Company.

The Company also leases equipment under noncancelable operating leases expiring at various times through 2005.

Future minimum lease payments under operating leases with initial or remaining noncancelable lease terms of more than one year are:

Year ending June 30,	Amount
2003	$11,565
2004	9,242
2005	2,088
	$22,895

Total rent expense was $65,763 in 2002 and $69,354 in 2001 of which $48,330 in 2002 and $44,330 in 2001 was paid to the shareholder under the month-to-month office space arrangement and $17,433 in 2002 and $10,044 in 2001 is included in computer and other expenses.

Revenue and accounts receivable:

Substantially all of the Company's revenue and accounts receivable in 2002 and 2001 were generated from related parties.

Management fee:

The Company paid a management fee to its shareholder of $7,985 in 2002 and $43,505 in 2001.

5. Credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Although the Company may be affected by cyclical changes in the economy, management does not believe its accounts receivable pose a significant credit risk because the Company has established credit and collection policies to mitigate such risk.

6. Income taxes and subsequent event:

The Company had total temporary deductible differences of approximately $434,000 at June 30, 2002 and 2001. These temporary differences resulted in a total deferred tax benefit of approximately $80,000 at June 30, 2002 and 2001.

The Company recorded a valuation allowance against the entire deferred tax benefit reflecting management's assessment that it was premature to determine if all or some of the deferred tax benefit would be realized. In addition, the shareholder of the Company intends to elect S corporation status for federal and state income tax purposes effective July 1, 2002. As an S corporation, the shareholder will consent to include the Company's taxable income or loss on its income tax return and the Company will not record a provision for current or deferred income taxes.

8. Net capital:

Pursuant to the net capital requirement provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of $13,644. Minimum net capital as required by Rule 15c3-1 was $5,000 at June 30, 2002. The determination of reserve requirements pursuant to Rule 15c3-3 is not required due to a subparagraph (k)(2)(i) exemption.

The Company's ratio of aggregate indebtedness to net capital was 0.62:1 at June 30, 2002.

BLUE HILL CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

Net capital:	
Total shareholder's equity	$ 246,873
Less:	
Deductions and/or charges:	
Accounts receivable	100,000
Prepaid expenses	3,558
Property and equipment, net	39,808
Goodwill and other intangible assets, net	89,863
	233,229
Net capital before haircuts	13,644
Haircuts	- 0 -
Net capital	$ 13,644
Aggregate indebtedness:	
Items included on balance sheet:	
Accounts payable and accrued expenses	$ 8,501
Total aggregate indebtedness	$ 8,501
Computation of basic net capital requirements:	
Minimum net capital required	$ 5,000
Net capital excess at 1,500 percent	$ 8,644
Net capital excess at 1,000 percent	$ 12,794
Ratio: aggregate indebtedness to net capital	0.62:1

There were no material differences between the audited computation of net capital under Rule 15c3-1 and the corresponding unaudited FOCUS report at June 30, 2002.

BLUE HILL CAPITAL, INC.

INTERNAL ACCOUNTING CONTROL
YEAR ENDED JUNE 30, 2002

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Blue Hill Capital, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Blue Hill Capital, Inc. (formerly known as Entegrity Capital Group, Inc.) (the "Company") for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mantas, Ohliger, McGarry & Quinn, P.C.

August 9, 2002